Filed by Lehman Brothers Holdings Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company:  Neuberger Berman Inc.
                                                  Commission File No. 001-15361

                                                       Date: September 24, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers filed a Registration Statement on Form S-4, which contains a proxy statement/prospectus, with the Securities and Exchange Commission ("SEC") on September 17, 2003. The Registration Statement may be amended from time to time. Stockholders of Neuberger Berman are urged to read the Registration Statement and proxy statement/prospectus contained within it and any other relevant materials filed by Neuberger Berman or Lehman Brothers with the SEC because they contain, or will contain, important information about Neuberger Berman, Lehman Brothers and the transaction. Neuberger Berman stockholders may obtain a free copy of the Registration Statement and proxy statement/prospectus and other documents filed by Lehman Brothers and Neuberger Berman with the SEC at the SEC's Internet site (http://www.sec.gov/). Copies of these documents also can be obtained, without charge, from Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (212-526-3267) or Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule

14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

                                     * * *

The following is the transcript of a presentation made by David Goldfarb, Chief Financial Officer and Executive Vice President of Lehman Brothers on September 24, 2003 at a conference call for investors:

Coordinator:   Good morning and thank you all for holding. Welcome to Lehman
               Brothers third quarter earnings conference call. At this time all participants will be able to listen only until the question and answer session of the conference. Also, today's call is being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the call over to Ms.
               Shaun Butler, Director of Investor Relations. Thank you, ma'am, you may begin.

S. Butler:     Thank you all for joining us this morning. Before we begin, let me point out that this presentation contains forward-looking statements. These statements are not guarantees of future performance. They only represent the firm's current expectations, estimates, and projections regarding future events. The firm's actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any such forward-looking statement.
               These forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies, and in the case of pending acquisitions, certain conditions and third party approval, many of which are difficult to predict and beyond our control.

               For more information concerning the risks and other factors that could affect the firm's future results and financial conditions, see management's discussion and analysis of financial condition and results of operation in the firm's most recent annual report to shareholders and quarterly report on Form 10-Q. For more information concerning the risks and other factors that could affect the pending combination with Neuberger Berman, read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC that may become available, as well as any amendments or supplements to these documents. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Internet site, www.sec.gov.

               This presentation contains certain non-GAAP financial measures. Information relating to these non-GAAP financial measures can be

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                                      3

               found under selected statistical information in this morning's earnings press release, which has been posted on the firm's Web site, www.lehman.com.

               Let me now turn the call over to Dave Goldfarb, our Chief Financial Officer.

D.Goldfarb:    Good morning, and thank you for joining our third quarter
               earnings discussion and business update. Today I will review our excellent financial performance for the quarter, provide you with a brief outlook for the remainder of 2003, and then turn the session over to questions.

               Clearly, we began to see an improvement in both the overall market environment as well as the macro economy last quarter. These trends continued to pick up steam during the current quarter. The U.S. equity markets hit a 14-month high in August as GDP growth, corporate profitability, manufacturing indexes, and capital spending all improved. Monetary and fiscal policy provided additional stimulus in the form of a 25 basis point rate cut and the positive impact of recent tax policy changes, both with the objective of encouraging more rapid growth in the U.S.

               Europe seemed to follow the U.S. lead in terms of monetary policy, as both the EBC and the Bank of England reduced interest rates. European economic growth, however, continued to significantly trail U.S. levels with three of Europe's major economies, Germany, Italy, and Netherlands, all in recession. However, anticipation of stronger U.S. growth prompted the major European equity indexes to rally on the prospect of an export-driven recovery.

               Over the course of the quarter the Asian markets exhibited the strongest equity gains, particularly in Japan, where stronger GDP growth, increased corporate profitability, central bank focus on deflation, and progress in bank reform caused the Nikkei to soar over 30% off the 20-year low it had set in April. Although the global economic picture slowly improved, the market continued to face challenges, as treasury curves steepened in the U.S. and Japan on the prospect of stronger economic growth with no further central bank action and bond market volatility soared.

               U.S. and European equity volumes diminished in the usual seasonal slowdown we see every August, despite high valuations. This is not the case in Asia, where trading volumes remained robust throughout the period.


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                                      4

               In investment banking the picture was mixed, but the overall outlook began to show slight improvement over the course of the quarter. M&A completions remained extremely weak, although the pace of announcement slowly picked up as the quarter progressed.

               Equity origination activity increased significantly to the highest volumes since the second quarter of 2002. Issuance was concentrated in secondaries and convertibles, while IPO volume remained very light. In debt origination, volume continues to be strong, although high-grade volume slowed somewhat from the 2003 peak levels due to the rise in treasury yields. High-yield volume continued to grow as credit concern subsided, and quarterly issuance hit its highest level since 1998. Overall, market dynamics in the third quarter continued to improve, but we still have to make further headway in order to get back to a more normalized operating environment for equity origination and M&A.

               Given the strength and focus of our diversified businesses, we're able to leverage this economic and market improvement and translate it into extremely strong financial results. Consequently, Lehman Brothers reported another outstanding quarter. For the quarter we posted net revenues of $2.347 billion, an all-time record for the firm, and our second consecutive quarter of record revenues, which is surely a testimony to the strength of our franchise. This level represents an impressive 74% increase over the prior year's period and a 2% improvement over last quarter's strong revenues. In fact, capital markets and investment banking, as well as Europe and Asia, all posted their highest quarterly revenues of the year. Within capital markets we realized our fourth consecutive quarter of record revenues in fixed income.

               This continued and significant growth in our top line demonstrates the firm's ability to leverage any improvement in the broader markets into revenue opportunities, particularly in the capital market businesses where we've achieved significant scale and breadth in our client-driven business platform. We reported net income of $480 million for the quarter, which is an increase of 147% year-over-year, and an increase of 10% over second quarter net income, which included a $45 million after-tax real estate charge. Our EPS was $1.81, representing a 159% increase over the prior year's period. Our pre-tax operating margin was 31.9% and our return on equity was 20.7%, surpassing last quarter's strong performance and representing an important breakthrough to the

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                                      5

               pre-tax and ROE metrics we were able to achieve two years ago when the equity and M&A markets were far stronger.

               As you can imagine, we are extremely pleased with these results, especially given the continued challenges facing the global economy. Our strong returns throughout the cycle underscore the resiliency, as well as the depth and breadth of our business platform, and again demonstrates the strength [of the] revenue generating capabilities of our customer and client-based business models across all market cycles. The record revenues we've reported today are a clear confirmation of the tremendous progress we've realized in our competitive position as we continue to significantly raise our productivity and the overall earnings capacity of the firm.

               With that as an overview, let me review our results by segments. First, in capital markets, which captures our institutional and customer flow activities, our revenues totaled a record $1.67 billion for the quarter, an increase of 129% over the third quarter of 2002 and up approximately 2% versus the extremely robust second quarter of this year. These results reflect exceptional strength in fixed income and an ongoing improvement in equity market conditions. Among the trends that typify the quarter were significant asset reallocations from cash to equities, asset allocations between various fixed income products in response to the backup in treasuries and duration extension, and hedge adjustments by investors, as volatility in fixed income and a need to protect on the downside in equities prompted an increased use of derivatives. Given the scale of our customer businesses, these asset reallocations led to record volumes as we saw our institutional sales volume jump 8% in the quarter from the already strong levels we posted last quarter.

               Our pre-tax profit in capital markets increased to $593 million, demonstrating the upsurge in activity this quarter, along with a continued shift into high yielding products that tend to generate higher margins. Our fixed income capital markets businesses had outstanding results, producing their fourth consecutive record rev[enue] quarter with $1.2 billion of net revenues, a slight increase over last quarter, but a 125% increase over last year's third quarter, when the markets were plagued with widening credit spreads and record defaults.

               As I mentioned before, the spike in the 10-year treasury, duration extension, and extremely high volatility drove record trading volume, as investors transitioned between asset classes and were compelled to engage in more dynamic hedging. This manifested itself in record customer-driven volumes and strong performance in virtually every asset class in our highly diversified fixed income division with significant gains in interest rate derivatives, mortgages, high-yield, and municipals. In addition to seeing these record flows, we continue to broaden the breadth of our fixed income franchise, increasing the number of active clients by over 4% in the current quarter. One area of particular strength was interest rate derivatives, where the volatility drove active hedging and the increases in treasury mortgage rates for significant adjustments among duration hedgers. The steepness of the yield curve prompted a heavy usage of interest rate swaps and the periodic spikes in swap rates also led to portfolio adjustments among LIBOR-based investors.

               We also saw continued strength in mortgages this quarter. The origination market remained active. Refinancings hit their peak in June, setting up a strong forward calendar of securitizations which, for us, on the residential side, totaled $23 billion. Increasing rates caused average duration to extend from under one year to over three years. In the secondary markets, this shift attracted a whole new set of investors to mortgage assets, leading to heavy activity.

               Our desire to take advantage of current rates also produced significant CMBS volume in the quarter, and Lehman led transactions with a total volume of $2.6 billion. Keep in mind this is now a global market, and over the course of the quarter we've structured CMBS transactions in Japan for Daito in an apartment loan-backed MBS transaction and completed a real estate securitization for Japan's Resolution and Collection Corporation. We also arranged the first-ever Swiss CMBS transaction in conjunction with PSP Swiss Properties.

               Given the significant tightening in credit spreads, stronger origination activity, and the search for incremental yields, high-yield debt enjoyed very strong results in the quarter as well. This was bolstered by positive fund inflows for much of the quarter and an improved credit environment.

               In municipals, state and local deficits drove a strong issuance calendar, and the increased supply bolstered secondary market activity and caused rates to back up. Consequently, investor's demand for municipals also improved as these securities became attractive from a relative value perspective.

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                                      7

               Moving on to equity capital markets, our institutional revenues total $476 million, an increase of 138% over the third quarter of 2002, and a 6% increase versus the trailing quarter. As I noted before, global equity markets rose during the quarter to their highest levels in more than a year. Quarterly trading volumes initially rose and then slumped to the lowest levels of the year with the seasonal August slowdown. Nevertheless, confidence improved in the marketplace, as improving corporate fundamentals, coupled with a rise in the equity benchmarks, and five positive months of fund inflows forced the long-only investors back into the market as they sought to outperform the broader indexes. This extended beyond the U.S. to include Europe and, particularly, Japan, where the jump in the Nikkei produced a significant influx of foreign investors to that market. Consequently, the overall tone of the global cash market has improved, and we saw a corresponding increase in customer commissions over second quarter levels.

               Equity derivatives experienced a stronger quarter on the basis of a higher level of customer activity as clients increased their use of structured hedging products such as options, warrants, and equity-linked notes to hedge their downside risk or reduce concentrations. The customer flow activity associated with the Russell rebalance and our enhanced automated market making and statistical arbitrage capabilities also served to bolster results.

               Moving on to investment banking, our net revenues were $453 million, the strongest revenues we've had in this business all year, representing an 8% increase year-over-year and a 6% improvement over last quarter. Our pre-tax profit in this segment was $96 million, reflecting our high level of fee revenues, with an improved contribution from equity underwriting and a mix shift from high-grade to high-yield origination that also strengthened margins. We posted M&A advisory revenues of $102 million, down 13% year-over-year but an increase of 10% compared to the trailing quarter. Industrywide M&A volumes remained sluggish, with completed transaction volumes down 24% versus the year earlier period, and realizing an 18% decline from the already depressed second quarter levels.

               In equity underwriting our revenues were $119 million, up 28% versus the third quarter 2002, and an increase of 59% over the second quarter this year, as our market volumes rose to their highest levels since the second quarter of 2002.

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                                      8

               Our quarterly lead manage origination volume totaled $5 billion and remained heavily concentrated in secondaries and convertibles, which is consistent with our view toward the necessity of corporate re-equitization and the desire of companies to monetize their core shareholdings in the current environment. This pattern was truly global in nature, and over the course of the quarter we completed significant transactions for clients in Japan, Korea, Spain, and Italy. The IPO market slowly reopened in the quarter and we successfully launched transactions for Netgear and Texas Capital Bancshares.

               Our fixed income underwriting revenues during the quarter totaled $232 million, up 12% year-over-year, but down 10% from the very robust second quarter levels. Although high-grade credit spreads tightened by 12 basis points over the course of the quarter, the spike in the 10-year treasury, a temporary widening of spreads, and record volatility slowed the pace of issuance. Our lead manage issuance exceeded $18 billion for the quarter, and much of that was swapped into floating rates to take advantage of the steep yield curve.

               Fundamentals in the high-yield market continue to improve, as credit spreads tightened a further 143 basis points, reflecting investors' demand for high yielding products and a general improvement in credit quality, as demonstrated by lower default rates. For the quarter we led managed a total of $2.9 million of issuance, including significant transactions for PG&E, United Components, and Williams Company.

               It's important to note that we continue to make considerable progress in our investment banking franchise, most evidently in our market share and equity and underwriting, which continues to improve. Our financial sponsor practice has continued to be a mainstay of investment banking activity where, in this quarter alone, we advised Carlyle in their acquisition of the automotive parts business of UIS, we brought a secondary offering for Carlysle's portfolio company, United Defense, and we joint led a senior note issuance for Qwest Dex, a portfolio company of Welsh, Carson and Carlysle. We also advised on Madison Dearborn's purchase of Williams Energy Partner.

               Our third segment, client services, delivered revenues of $227 million, up 14% versus the year earlier period and essentially flat to last quarter. Our pre-tax profitability in this segment was $60 million. These results were driven by our high net worth distribution business, which produced the third best quarter ever.

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                                      9

               Sales of equity products to our net worth clients increased 15% versus second quarter levels as market sentiment continued to improve. The fixed income component of our high net worth business also held at near record levels, with volumes slightly down from the record we posted last quarter. As a result, productivity held very stable, at a very robust $2 million per broker.

               Those are our results by business segment. Now I'll briefly review the results in our non-U.S. operations. For the quarter, our international revenues accounted for 35% of firmwide revenues as both regions experienced significant improvements over the prior periods. In Europe our results were particularly strong in equities as higher valuation prompted a stronger pace of activity in the cash markets. We also saw stronger performance in equity and interest rate derivatives due to higher volatility in both markets. In investment banking we gained market share in both debt and equity originations over the prior year.

               As I noted before, in Asia we realized our strongest quarter ever as our revenues more than doubled from second quarter levels. The Asian markets rallied on significant volatility, which benefited our equity derivative customer-driven business. The rapid back up in JGB yields prompted an increasing use of interest rate derivatives as clients sought to hedge their exposures. In investment banking we realized a significant improvement in market share in all products. For the quarter, we achieved far stronger results than we've seen in some time in both Europe and Asia.

               Moving briefly to expenses, we have continued our disciplined approach to expense management, which is one of our core competencies. For the quarter we recorded a comp and benefit ratio of 50%, slightly less than the compensation ratio we have previously posted. Our headcount increased to approximately 14,500 by quarter's end. In addition to our normal seasonal increase in the new class of analysts and associates, we also acquired another residential mortgage originator, which added to our total. Like our transaction with Aurora last quarter, we believe that this acquisition adds long-term value to our mortgage franchise by allowing for further vertical integration through the sourcing of product for our securitization pipeline.

               For the quarter, our non-personnel expenses totaled $424 million, an increase of 2% over second quarter levels. Variable expenses related to brokerage clearance and exchange fees increased due to the significant expansion of fixed income volumes, particularly in the areas of derivatives, structured credit trading, and futures. Expense management remains a significant focus at Lehman and we continue to exert strict control over our non-personnel expenses as we constantly strive to make our expense base as efficient as possible.

               Taking all this into account, we recorded a pre-tax margin of 32% for the quarter. Our tax rate was 33.4%, slightly higher than in previous quarters due to the higher level of pre-tax income and the diminished impact of tax preference items relative to this higher base. We also needed to true up our tax rate to accrue it to an approximate 30.5% annual rate, which we expect for the full year given the higher level of pre-tax income we are reporting. Net income was $480 million for an annualized ROE of 20.7%.

               These are terrific results which clearly demonstrate the diversity, scale, and capability of our franchise across products, clients, and regions. These record revenues are a clear indication of the value of our customer flow business, which has performed strongly throughout the cycle as our institutional and high net worth clients continue to transition between asset classes and look to preserve their performance by hedging their risks.

               While we are pleased to report significant revenue increases in virtually all our business segments this quarter versus the sequential period, we are particularly mindful of the improvement in equity origination and sales and trading because we believe this to be the business with the strongest potential for growth in the coming quarters.

               Let me make a few comments about our balance sheet and risk. During the quarter we increased our equity base by 7% and ended the period with stockholder's equity of $10.3 billion and total capital of approximately $53 billion.* Our net leverage, and by that I mean assets less the matchbook divided by equity and trust issued securities, was 16.8 times* lower than in our established

______________

* The following presents, for total capital and net leverage, the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure with the most comparable financial measure or measures calculated and presented in accordance with GAAP. This note was not a part of Mr. Goldfarb's oral remarks.

     At August 31, 2003, long-term debt was $41.8 billion, total stockholders' equity was $10.3 billion and trust issued securities subject to mandatory redemption were $1.0 billion. Total capital includes long-term debt, total stockholders' equity and trust issued securities subject to mandatory redemption. The Company believes total capital is useful to investors as a measure of the Company's financial strength.

     At August 31, 2003, total assets were $295.0 billion and matched book was $105.0 billion; total leverage (total assets divided by total stockholders' equity) was 28.7 times. Net leverage is defined as total assets excluding matched book divided by total stockholders' equity plus trust issued securities subject to mandatory redemption. The Company believes total stockholders' equity plus trust issued securities subject to mandatory redemption to be a more meaningful measure of the Company's equity for purposes of calculating net leverage. Matched book represents securities purchased under agreements to resell ("reverse repos") to the extent such balance is less than securities sold under agreements to repurchase. Certain rating agencies consider such reverse repos to be a proxy for matched book assets, as such assets are considered to have a low risk profile, and exclude such amounts in the calculation of leverage. Accordingly, the Company believes the ratio of total assets excluding matched book to total stockholders' equity and trust issued securities subject to mandatory redemption is useful to investors as a more meaningful measure of the Company's leverage.

               targets. Our [debt] was essentially flat to last quarter's levels and from a rating agency perspective, Moody's placed us on review for possible upgrade and S&P raised its outlook on our A credit rating to stable from negative, both positive developments from a funding and counterparty perspective. Lastly, over the course of the quarter, we repurchased a total of 4.3 million shares at an average price of $67.26.

               Let me briefly highlight what we have accomplished this quarter in terms of building the franchise for the long term to better position ourselves for even better core cycle performance. To this end, over the course of the quarter, we announced or made several acquisitions, both large and small. We made a series of great hires and we continue to grow organically by attracting an extremely talented group of new analysts and associates to the firm. By far our most significant announcement over the period was an agreement to acquire Neuberger Berman. We announced this transaction in July and expect to close sometime during our fourth quarter. This is a great transaction for the firm and one that is well aligned with our strategic and financial objectives.

               We believe the Neuberger combination will do the following: transform our high net worth client platform into one of the leaders in the industry, bring our scale in this business to a whole new level, and give us increased revenue diversification, less revenue to volatility, and an incremental source of high and sustainable margin. We're very pleased with the response to the transaction which we are receiving from Neuberger's employees and clients.

               To ensure seamless integration, we've assigned a large number of Lehman and Neuberger people to a total of 25 teams. We've also seen a number of inquiries occurring between the two platforms,

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                                      12

               which bodes very well for cross-selling opportunities upon closing. So we are very pleased with the progress we have made to date towards this combination and Neuberger's assets into management continue to grow and are currently approximately $66 billion.

               Last week we announced a smaller transaction, the acquisition of Crossroads Group, a manager of approximately $2 billion in a family of private equity funds. This is a meaningful acquisition for our private equities division which would bring our assets under management under private equity to approximately $7 billion.

               In addition to these transactions, we've continued to attract a number of experienced senior people to our business. During the quarter we recruited a new global head of equity trading, a new global head of the healthcare investment banking group, and in Japan, a new head of equity cash and program trading. In Europe we continue to add in areas such as foreign exchange and equity derivatives and we named our first non-U.S. director to our board of directors, Christopher Gent, the former CEO of Vodaphone. So we continue to make great progress in bolstering our competitive positions.

               Before we go to questions let me briefly discuss our outlook for the coming months. Clearly, activity within our industry remains highly linked to global economic growth both in banking and in capital markets. Our expectation is for the U.S. GDP to increase by approximately 5% in the third quarter, 3.5% in the fourth quarter, and approximately 3.6% next year. We anticipate positive but much more moderate rates of growth in Europe, but have revised our growth expectations for Japan upward to 2% for the fourth quarter and for 2004.

               Given the fragile nature of the recovery, we expect fiscal and monetary policy to remain supportive. Despite the recent jump in rates, we expect the interest rate picture to remain fairly benign. In fact, we expect an additional 50 basis points in rate cuts from the ECB and we don't anticipate any rate increases from the Fed until September 2004 at the earliest.

               Under these interest rate scenarios we anticipate global fixed income issuance, which includes governments, agencies, corporates, municipals, mortgages, and asset-backed's, to reach a record of $8.7 trillion in 2003. In our initial bottoms-up analysis we are projecting 2004 origination to drop approximately 10% with the weaker mortgage and high-grade origination partly offset by higher levels of sovereign, high-yield, and asset-backed offerings.

               In terms of fixed income capital markets, fundamentals remain in place for a continued strength in our customer franchise. Globally, fixed income has grown approximately 40% since 1999 to a market size of over $17 trillion on the basis of this intermediation, newer asset classes, and structural change. Given the sheer size and diversity of this marketplace and the natural flow of cash and coupons inherent to these securities, it is our strong view that the baseline level of fixed income flows has permanently increased well beyond what we've seen in the past.

               It is important to note that interest rates are not the only driver of fixed income activity, just as we saw this past quarter. Even more important drivers have been the high degree of volatility present in the fixed income markets today, the shape of the yield curve, and the general improvements in credit quality and credit spreads. These factors that determine which asset classes dominate client portfolios and how they are hedged had a significant impact on our third quarter trading volumes and these factors are also key determinants in terms of trading activity for the current quarter and for next year. Consequently, our overall outlook in fixed income remains very positive.

               In equities our outlook has also become more positive, although we remain in the early stages of a recovery. Equity fund flows have been positive for five months in a row, generating stronger activity from the long-only investors in a market that had been largely dominated by hedge funds. With market appreciation and diminished volatility, the equity origination markets have become more active and volumes increased fairly significantly over the course of the quarter until we hit the August slowdown.

               Underwriting activity has been heavily dominated by secondaries and convertibles, consistent with the de-leveraging thesis we have put forward in the past. We continue to see issuance increasingly use shelf registrations to execute overnight deals or accelerated book builds, which have tended to understate the pipeline data. However, despite the fact that the equity pipeline is somewhat less reliable, we have witnessed an improvement in this measure as well.

               Our pipeline of lead manage filed and yet to be filed transaction volumes has jumped 7% this quarter to $6.2 billion today. We rank third in terms of filed transactions and IPO's comprised almost 70% of that total, where we ranked fifth. So progress is continuing and we continue to grow our market share in equity origination.

               In M&A we continue to see a high level of activity among the financial sponsors, where we have established significant market share. Additionally, corporations continue to be extremely interested in divestitures as a means of reducing excessive debt levels, cleaning up their balance sheets, and streamlining their organizations.

               Industry-wide, we have started to turn the corner with M&A announcements finally exceeding completions, thereby allowing pipelines to gradually build. This is off a much smaller base and realistically it will take a while for the return of the strategic buyer. In fact, if we look at M&A activity coming out of the last recession, it took approximately nine quarters for M&A to reach more normalized volumes relative to GDP. In terms of our own outlook, we feel we are extremely well positioned for any incremental recoveries in equities and M&A. Let me point out that at the top of the cycle, in our peak revenue year of 2000, we achieved record revenues in equities and investment banking with considerably less market share and capacity than we have today.

               Given our outlook for the remainder of 2003 and into 2004, we intend to focus on continuing the build-out of our diversified business model with a focus on sustainable revenues, and closing and successfully integrating Neuberger Berman in order to reap the full benefit of its growth potential along with a lower revenue volatility and revenue expansion that I described earlier.

               We also intend to continue to focus on driving excellent creative and tailored solutions to our client complex requirements; controlling our expenses; remaining conservatively positioned around risk and liquidity; optimizing our use of capital, balance sheet, and equity; realizing high productivity from all of our people and the appropriate efficiencies from our technology investments; gaining incremental market share in both investment banking and capital markets while focusing our share of wallet from a growing client base; and lastly, striving to achieve top of peer group financial performance.

               Let me conclude by stating that we are extremely pleased with these terrific results. This performance clearly demonstrates that we have continued to significantly elevate the earning capacity of the firm and are delivering on our key objective to maximize shareholder value in any market environment. Finally, they demonstrate that we remain strongly positioned for further recovery in the broader markets. Now let's turn it over to questions.

Coordinator:   Our first question comes from Guy Moszkowski. Sir, you may ask your question.

G. Moszkowski: Thank you. Good morning. Great results. A question for you. You talked about M&A coming back slowly in terms of the strategic buyer. Can you give us a little bit more color broadly on the types of discussions that you're having at least with the financial sponsors that you're a little bit more positive on?

D. Goldfarb:   As I mentioned, we finally are seeing announcements starting to exceed completions, so there is a gradual build-up. We do think it's going to be a little while still until we return to more normalized levels. However, in the interim, there certainly are certain sectors that have excess capacity in them. These are the sectors we all know, like telecom, like technology, like energy, and we continue to be very active in those sectors. We also, to your point, remain very active with financial sponsors. The trend we have seen over the last 18 months there is that continually, they're looking to diversify geographically as well, and we continue to be very active in Europe as well as Asia. We kind of see it in all regions and in the sectors that right now have a significant amount of excess capacity.

G. Moszkowski: Looking a little more short-term and turning to debt markets, you gave, obviously, a very articulate and very bullish outlook for the next year or two there, but in terms of the fourth quarter, should we expect what has historically been a seasonal downturn in that market just given activity patterns of the buy side in fixed income, or is there some reason to believe that this year that wouldn't materialize?

D. Goldfarb:   I think the fixed income market, what we have seen throughout the last two and a half years, has significantly changed in scale and scope. The whole ... function that firms like us provide has continued to grow. We believe while certain products in fixed income will always have their peaks and valleys, for instance this past quarter, in June, we had record levels of mortgage residential refinancing that started trailing off. You can expect to see some slowdown in that area.
               There are quite a few other products, though, which are in growth stage. If you do look at asset-backed's, you look at commercial mortgages, some of those products have actually not been very active and haven't participated very actively in the recent low interest rate environment. Given the depth and breadth and scale of the global fixed income marketplace, we believe it's going to remain resilient.

G. Moszkowski: You wouldn't plan for even a seasonal slowdown in the fourth quarter at this point?

D. Goldfarb:   There always are certain seasonal slowdowns in certain specific products. It's hard to see peak volume recurring every quarter, but at the same time we believe we've seen kind of a permanent change in shift in the fixed income markets and we believe it's going to remain active. Less active than seasonal slowdowns, but it's going to be remaining quite active.

G. Moszkowski: That's helpful. Finally, I know this is very small, but you did acquire another one of these mortgage originators. I don't know if we really understand very much about those. Can you just give us a little nutshell comment on what the economics, the financial economics are of an acquisition like that?

D. Goldfarb:   Sure. For us, that really is part of a broader plan continuing to vertically build out our mortgage business. We have been a strong participant and a strong originator of mortgage products for years. The strategic rationale for acquiring the platforms themselves is to secure the source of supply. It's really that simple. These are originators. They originate the mortgages. It basically goes through our pipeline. We securitize it and it's part of our customer facilitation business in mortgages, which has helped us continue to grow market share over time. We really are, by purchasing these platforms, just securing sources of origination.

               When you think about the economics of that, to us it's really in context to our broader mortgage economics, which continue to be one of our strong contributors in our fixed income business.

G. Moszkowski: Thanks very much, Dave.

Coordinator:   Henry McVey, you may ask your question.

H. McVey:      Good morning. Just a couple quick questions. On comp and the tax rate, if you think about the business model, you've added
               Neuberger, you're going to have Crossroads, you have Aurora, you have other mortgage originators. Can you bring the comp rate down below 51% on a sustainable basis going out to 2004? Also, what does that mean for the tax rate in 2004?

D. Goldfarb:   As far as the tax rate, the tax rate for the quarter was
               slightly elevated. As you know, it's the reverse of the explanation that I've been giving the last six quarters. As pre-tax income changes, the effect of our permanent benefits gets diluted or gets accentuated. This quarter we obviously, this year, for nine months, have much higher pre-tax income, so the benefit from our permanent items, which are really things like municipal interest, DRD, become more diluted and therefore in and around the earnings that we have reported so far this year, we would see our tax rate being in and around 30.5%.
               That's what we're truing up to this quarter.

               Given the overall size of our firm, even with Neuberger and the other small acquisitions we've done, pre-tax income drives more than those activities. In the range of the economics we're reporting today you can expect a tax rate in and around the 30% to 31% range.

               From a compensation and benefit perspective we brought our compensation and benefit rate down to 50% this quarter, and that was really all about, given our results so far through nine months, given our anticipation where we believe we'll be for the year, given the competitive pressures we have out there, and also taking into consideration the fair compensation we think we should pay our people, it seems that in and around 50.5% for this year is what we're going to need to fairly compensate our employees who've generated the great economics that we're reporting today.

               As we, again, go forward with different platforms, certainly you could expect to see some slight decreases from those levels as the firms we bring in have a compensation and benefit ratio that is slightly less than the 50%-51%.

H. McVey:      Just two other quick questions. One, if you think about the way the model is changing, you're starting to vertically integrate and that's how you've been using your capital. Do you want to digest what you have right now or do you want to continue to build out? The skeptical side of me is when you say that we're at permanently higher levels on fixed income. How much of that is just a function of a steep yield curve and that there are just greater volumes out there? We've heard that before on the equities side and it ended badly. Can you help me just feel more confident about that statement?

D. Goldfarb:   On the strategic question first, we have aggressively, over the last couple of years, attempted to build additional scale into our business platform. That's partly what has generated the economics we've had so far this year. We're very comfortable currently with our scale. Once we digest Neuberger and successfully integrate that great franchise with our franchise we'll be up to around 16,000 employees. With the 16,000 employees, we think that's in and around the right size for us right now.

               Having said that, if a great opportunity shows up, we certainly would look at it, but certainly, we're getting more comfortable with our relative scaling at around 15,000. As far as the vertical integration, again, the couple of platforms that we added this year, it's not necessarily end game, but there's not a gigantic expansion model being built in there. So we're comfortable where we are right now.

               As far as fixed income, when I mentioned before that we think we're seeing a permanent change, what I mean is, from my earlier comments I made before to Guy, it ... permanently that you can always have record volume every quarter. There are certain environments in fixed income which will always basically lead to more activity in certain products in fixed income. However, though, the client base, the investor base at both the institutional level and the high net worth level, we think the mixed change is a permanent change. Fixed income, across cycles, we believe will be a slightly higher percentage of the mix than it historically has.

               As far as the steep yield curve, that certainly benefits certain products, like short-term funding, repo's, and businesses like that, but again, it's not necessarily the sweet spot for all the asset classes. We do think that the customer volume, the customer requirements, volatility, is really what drives this. What we saw this quarter when we had the big backup in rates at the end of July, a lot of people weren't sure what that would mean in fixed income capital markets. What it means is that people, clients, institutions have large fixed income portfolios. Overnight, they won't liquidate those portfolios. They need to readjust the hedge ratios. They need to basically take care of duration risk. The increased volatility is going to mean continued people realigning risk, aligning up risk appetite, and again, therefore estimates continue to lead to increased volume from what we've seen historically, but that doesn't mean every quarter peak. It does mean a cross-cycle stronger level than we historically have thought about.

H. McVey:      Thank you.

Coordinator:   Ken Worthington, you may ask your question.

K. Worthington:Hi, good morning. Can you update us, broadly speaking, on where customer trading activity and volatility in fixed income stands today versus average third quarter levels? Which fixed income products are the greatest opportunities near-term for you? You said CMBS and commercial mortgages haven't really been a factor thus far. Are you seeing a pickup in activity in those products?

D. Goldfarb:   We're still broadly, when you look at the marketplace, and we obviously participate in the marketplace, if you look at current activity, overall, fixed income volume flows remain strong. Certainly, as I mentioned before, we continue to see a pickup in high-yields on both the origination and secondary side. CMBS, we did a couple of large deals in the third quarter. We still believe that is an asset class that really hasn't participated in the overall fixed income uplift that we've seen, so we continue to expect to see strong performance there. Even with rates going a little bit up, they're still pretty low by historical standards. Even though high-grade certainly will be off its record levels from both an origination and secondary perspective, we still think that marketplace will remain quite active as well.

               We still think we're going to see significant activity across the broad array of fixed income asset classes and a couple of specific asset classes that I mentioned before, we think probably will have the greatest growth where we still expect strong contribution from the other asset classes as well.

K. Worthington:Where was VAR this quarter versus last quarter in fixed income products?

D. Goldfarb:   VAR overall for the firm was around flat. Within fixed income it was flat as well.

K. Worthington: Thank you.

Coordinator:   Glen Schorr, you may ask your question.

G. Schorr:     Hi. Thanks. Just one follow-up. Your comments on leverage
               earlier, you remain in the comfort zone but you're at the bottom end of the zone when fixed income is running off the hook. I'm just curious on how that happens in such a strong fixed income quarter and maybe just follow-up thoughts on capital use if fixed income ever moderates in our lifetime.

D. Goldfarb:   As far as the net leverage being approximately 16.8 times, certainly that is kind of the lower range of what we have reported over the last couple of years. Our balance sheet, I've mentioned this three times in the past, is really driven by how active our clients are. Certainly in fixed income we did see a lot of that activity. As I mentioned in August, we typically see a slowdown in equities. That was no different this quarter.
               So even though fixed income remains at the same level, you would normally expect to see a trail-off at the end of August in some of the equity products.

               Overall, we haven't had a change in strategy of how we use our balance sheet. As you remember, net leverage is, on a ratio, off of equity base. We've also ... our equity base during the quarter. Even though our net leverage is down a little bit, our absolute balance sheet level is pretty much around flat.

G. Schorr:     Just a follow-up on the thoughts on the fixed income, if it ever moderates off these record highs, which we feel it has to at some point. Where does it go? In other words, do you allow your leverage ratio to slip down to 14 to 15 times? How does that get redeployed? Obviously, you had earlier comments on acquisitions, but in other words, are there buy-backs in the quarter, are there buy-backs in the future?

D. Goldfarb:   During the quarter we bought back approximately four million shares, which is pretty consistent with how we've been handling our stock buy-backs for several years right now. Glen, we look at our balance sheet and it's really quarter-to-quarter. It's going to vary month-to-month. It's going to vary a little bit predicated on which asset classes are very, very active. Even though the overall pace of activity could slow, we continue to increase our market share across a lot of the fixed income asset classes.

               Hopefully, as there is a slight drift-off in volume in some asset classes, we're hoping that our market share, our client activity increases, which more than offsets that. We're comfortable with our balance sheet levels right now, we're comfortable with our overall leverage ratio right now, and we would like to continue to deploy capital to help ... our clients activities in a risk mitigation type of way, which is the way we run our capital markets business. It's not necessarily going to drop off if we do a great job and are more relevant to more clients and get a higher share of their wallet. Hopefully they'll offset each other.

G. Schorr:     The last follow-up on the mortgage company commentary, just in terms of adding on fixed infrastructure towards the tail end of the cycle, obviously the mortgage business is usually scaled pretty well towards the end of the cycle. Is that already starting in your now vertically integrated operation?

D. Goldfarb:   Yes. It's important as you build up an infrastructure in that type of business to keep the expense base as variable as possible, which we have done though the core structure of those types of entities. Certainly looking at just the refinancing, which has just been one indicator, because obviously there's new housing and things along those lines, certainly we're off the peak of the refinancing index and we would expect to see some slowdown there.

               However, again, the purpose of those acquisitions is to try to get us to improve overall market share, so hopefully we'll continue to get a bigger piece of potentially a slight reducing industry volume.

G. Schorr:     Got it. I do appreciate it. Thanks. Great quarter.

Coordinator:   Richard Strauss, you may ask your question.

R. Strauss:    Dave, just a couple of questions, one on your view of interest rates. I'm just curious. When was the last time you saw 5% GDP growth and close to 4% next year, because I think that's what you're looking for, and a sustained 1% Fed funds. I think in 1994 when GDP crossed 3% and he thought that was going to be there on sustained level, that that's really when he made his move. What would it take, given these numbers, for you to think that he would move sooner than that, the Fed chair?

D. Goldfarb:   It's been an interesting recovery to date as certainly, we've seen corporate profitability start to improve, we've seen some macro indicators of economic recovery happening. Obviously, we know parts of the recovery really haven't participated yet, like labor, which is kind of a good thing. We're also starting to see the build up of some deficits, which to your point would lead to further concerns down the road. We think right now the policy is very focused on a real sustainable recovery and we think that both monetarily as well as fiscally we're going to have favorable activity that is going to contribute to the growth. We just think even with it, the overall inflation
               levels, given the fact that labor's still as weak as it is, is going to stay in the low 1% to 2% level. As long as that
               happens, there is going to be zero reasons to increase rates.
               We think that rates eventually will start increasing again, and certainly some of the deficits and things that are happening
               ...

               build up will contribute to that longer-term, but we do think that's more of the year and a half, two years out than we do think it's something that's happening right now.

               If there was, all of the sudden, a sudden gigantic recovery in labor and it became more global ... the world, we have a situation that some of the largest countries in Europe are still causing a recession. It ... globally participated in. We think it's going to have to be broader contributed, have labor and jobs significantly participate in it, and have the growth. Our growth will contribute to some importing, which will help the exporting countries in Europe. As they start to participate in some broader economic growth, we'll have a larger participation.

               In the environment we see, as I just outlined and described, we think that, again, at the earliest it would be towards the end of 2004 until the Fed would seriously consider increasing rates. It's a different recovery. It's just a different environment than we've seen before.

R. Strauss:    Right. Just a final question, changing gears. It looks like your private client margin went up another 100 basis points. I think it was up 500 basis points last quarter. You said you feel you can get to much higher levels with Neuberger. Are you targeting a number? I think it's about 26% right now.

D. Goldfarb:   Yes, it's up slightly versus the trailing quarter and pretty much flattish with last year. I think that's being driven by a little more equity and a little less fixed income. Certainly, as we integrate the Neuberger platform into that, we would expect that to go higher. We don't have a specific number in mind, but in the high net worth money management platform business, definitionally we'll increase that pre-tax margin rate.

R. Strauss:    It could be well above 30.

D. Goldfarb:   It should be well above 30.

R. Strauss:    Great. Thanks a lot.

Coordinator:   Daniel Goldberg, you may ask your question.

D. Goldberg    Good morning. Just continuing on the acquisition questions, obviously within asset management or client services you're going to link in Neuberger and now Crossroads. Can you comment there on what other areas you're looking to do within the asset management, more the fee-based revenue, what your strategy is there?

D. Goldfarb:   Our strategy remains consistent with what it's been. We're trying to grow scale in that business to be akin to the scale we have in some of our other businesses in capital markets and investment banking. In Neuberger we were looking to build out a high net worth platform, looking to build an equity asset management platform, and as we've mentioned on this call and I mentioned in our conversation we had in July, we think we found a great partner and a great mix.

               In Crossroads, different business. We had a private equities business, which is in and around $4 billion to $5 billion assets under management. We found, in Crossroads, a great business platform which basically did a fund-of-funds type of business we thought was a natural combination and elevation to the business we had there. Again, we love the economics in both those because, obviously, it gives us a ... type of revenues, we get fees off assets under management. We would like to continue to grow scale in that business. We don't have a particular growth target. We're comfortable with those acquisitions, with the sizing we have. However, we continue to look at ways to grow it. If we can find additional opportunities which were accretive, we would look at them.
               Right now, our first order of business is to integrate successfully with Neuberger, and we're going to take the time and effort it takes to do that. As we do that, we'll continue the ... of other growth opportunities.

D. Goldberg:   You mentioned in your prepared remarks that Asia had a record quarter. We recently saw that you were in the process or you had sold your title and operations. I know they're quite small.
               I just wanted to see what the strategy is there and any economics you can provide to us with that.

D. Goldfarb:   Asian strategy has been very, very consistent. We have around
               1,100 people in Asia, mostly out of Tokyo. The strategy for us has been try not to be all things to all people in all products and focus on the areas where we thought we could bring unique value through our global strength into the region. We have focused largely on restructuring opportunities. We have focused on helping financial institutions monetize the less liquid assets on their balance sheets, a lot of the NPL issues. We continue to leverage off a lot of our structuring and securitization and distribution capabilities to help alleviate some of those concerns.

               During the quarter we continued to see activity there. We continued to see, as a result of some of the bank reform, helping some of those institutions monetize their balance sheet or mitigate their risk. It's a great business for us. It's client advisory type of business for us. ... this quarter, which is the one change we've seen, is obviously with a very robust equity market. The equity market was robust not only as far as return, and the ... was up over 20%, but the volume itself was up over 50% during the quarter. Certainly, we were able to take advantage of all that activity and all that flow and increase our client activities around our equity businesses.

               A lot of our businesses in Asia talk to helping rehabilitate, restructure balance sheets, help to advise on sales of cross-holdings and activities along those lines. Again, it continues to be very consistent with what it's been for the last several years. Certainly, this time in the market we just had a combination of equities being strong as well. So we continue to broaden out. We've had some key hires, as I mentioned before, in Asia. We hired a new head of Asia equity business, again, last year. As I mentioned before, we hired somebody in equity business this year. Our franchise continues to grow and we continue to get more relevant to more clients.

D. Goldberg:   Finally, you talked about efficiencies from technology
               investments. What's the latest on that front?

D. Goldfarb:   It's an every day 24/7 activity. Certainly, we've invested in technology. We've built out trading platforms. We basically have continued to improve a lot of the technology around the infrastructure of the firm. We've continued to improve the technology around a lot of the processes around the firm. As we do that, we look to make sure the firm is more efficient, and that's one of the reasons why we have pre-tax margins of 32% for the quarter. We're continuing to be more efficient. We're looking at ways to potentially continue to outsource some functions that people could potentially do more efficiently than we could do in house. I think it's just something, as part of our culture, they're always looking to operate our existing businesses as efficiently as possible. So it's an ongoing activity; it's not a project. It's just something we do all the time.

D. Goldberg:   Thank you.

Coordinator:   At this time I'm showing no further questions.

D. Goldfarb:   I know everybody has a busy day today with a couple of our competitors on at 10:00 and 11:00, so thank you for staying with us. Again, we're very pleased with the quarter. The best news about the quarter are not the absolute results we're reporting today, it's the continued trend as we continue to build our earning capacity as we go forward. We think we are extremely well positioned to continue to take advantage of the growth in our franchise in the coming quarters and years. Have a very pleasant day.